Exhibit 99.89

Skeena Completes Sale of GJ to Newcrest for C$7.5M

Vancouver, BC (May 1, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report the completion of the asset purchase agreement, announced February 4, 2020, to sell 100% of the Company’s interest in the GJ Copper-Gold Property (the “GJ Property”) to Newcrest Red Chris Mining Limited (“Newcrest”) for C$7.5 million of cash.

Under the terms of the asset purchase agreement with Newcrest, dated February 3, 2020, Skeena sold 100% of Skeena’s interest in the GJ Property in consideration for:

•	A cash payment of C$7,500,000 to Skeena; and

•	The assumption by Newcrest of future payment obligations and royalties on the GJ Property, including those outlined in the Company’s October 6, 2015 news release.

The transaction is subject to certain conditions including, but not limited to, the receipt of all necessary consents and approvals, including the acceptance of the TSX Venture Exchange.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek mine and Snip mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “future”, “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.